SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: April 28, 2005	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Exhibit 1.1

Contact:

In Taiwan R.O.C. Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com.tw	In the U.S. David Pasquale The Ruth Group +646-536-7006 dpasquale@theruthgroup.com

ChipMOS REACHES AGREEMENT TO SELL ITS STAKE IN

FIRST SEMICONDUCTOR TECHNOLOGY

Hsinchu, Taiwan, April 28, 2005 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or “the Company”) (Nasdaq: IMOS) announced today that its 70.3% owned subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”) has reached an agreement to sell its ownership interest in FIRST SEMICONDUCTOR TECHNOLOGY, INC. (“FST”) back to FST. ChipMOS Taiwan acquired a 67.83% interest in FST on November 1, 2004 in connection with its acquisition of testing and assembly equipment from First International Computer Testing and Assembly, Inc. (“FICTA”).

Under the share repurchase agreement, ChipMOS Taiwan will transfer 2.52 million shares of FST to FST in exchange for total consideration of approximately US$2 million, which is equivalent to the book value as of the date ChipMOS Taiwan purchased the shares. The closing of the transaction is expected to occur no later than April 29, 2005. Accordingly, since Jan 1, 2005, results of operations of FST have no longer been consolidated into ChipMOS Taiwan’s financial statements.

S.K. Chen, Chief Financial Officer of ChipMOS, said “This is an attractive transaction for ChipMOS and its shareholders, as we will be receiving approximately US$2 million, while retaining the equipment we previously acquired from FICTA.”

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com.tw) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and in Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

About FIRST SEMICONDUCTOR TECHNOLOGY INC.:

First Semiconductor Technology (http://www.1stsemi.com/) was established in 1998 to serve the semiconductor test needs of Santa Clara Valley. FST offers Agilent 93000/83000 testers rental specifically suited for the development of high speed digital and mixed-signal test solutions. FST provides complete services for test program development, test pattern conversion, load board design and production testing.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.